GREAT HALL INVESTMENT FUNDS
                                FEE SCHEDULE
                         Revised September 12, 1995
                     Effective with August 1995 activity

The following is the schedule of fees to be charged to the Great Hall Investment Funds, Inc. for custody, portfolio accounting and transfer agent services provided by Norwest Bank Minnesota, N.A. This schedule is an attachment to the Custody and Transfer Agent Agreements between the parties dated August 29, 1991.

I.   Fund Accounting Fees

     A.  Minimum Monthly Fee
         $2,000 per fund/portfolio. The monthly minimum fee per portfolio does not apply to any portfolio if the asset based fee discussed in I.D. below produces greater revenue than the aggregate minimum. Introduction of new funds require further analysis.

     B.  Asset Based Fee on a Total Relationship Basis
         First $1 billion                                $0.205/$1,000
         Next $1 billion                                 $0.100/$1,000
         Over $2 billion                                 $0.075/$1,000


II.  Domestic Security Custody Fees

     A.  Asset Based Fee on a Total Relationship Basis
         First $1 billion                                $0.05/$1,000
         Next $1 billion                                 $0.02/$1,000
         Over $2 billion                                 $0.01/$1,000

     B.  Transaction Fees
         $15.00 for each Purchase, Sale, Maturity, Deposit, Withdrawal and Corporate Reorganization Transaction

     C.  Balance Credits
         Norwest will offset fees with balance credits on the custody account calculated at 75% of the bank credit rate, 75% of the average 91-day Treasury Bill discount rate, applied to average custody collected cash balances for the month. Balance credits can be used to offset fees. Any credits in excess of fees will be carried forward from month to month through the end of the calendar year.

III. Transfer Agent Fees

     A.  Monthly Shareholder Account Fee - all funds
         $25.00 per account, which includes both active and inactive shareholders accounts

     B.  Exit Fee
         Norwest will not apply any of the above transfer agent fees after conversion of transfer agent services to Great Hall Investment Funds' successor agent. Only out-of-pocket expenses will be billed.


IV.  Notes to the Above Fee Schedule

     A. All fees will be calculated and billed on a monthly basis, at 1/12th the annual rate on monthly average net assets.

     B. The above schedule does not include out-of-pocket expenses incurred by Norwest on behalf of the funds. Examples of out-of-pocket expenses include, but are not limited to, equipment, communication line costs, postage, microfiche, back-up recovery, pricing services, overnight mailing services, foreign registration, special report requests, etc.

     C. Any fees or out-of pocket expenses not paid within 30 days of the date of the original invoice will be charged a late payment fee of 1% per month until payment of the fees are received by Norwest.

     D. This schedule is effective upon acceptance below and applied to the current billing period.




Theresa J. Burkes                               Julie Getchell
---------------------------------               ----------------------------
Norwest Bank Minnesota, N.A.

9/15/95                                         9/12/95
---------------------------------               ----------------------------
Date                                            Date